Filed by Thayer Ventures Acquisition Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thayer Ventures Acquisition Corporation

Commission File No.: 001-39791

This filing relates to the proposed business combination between Inspirato LLC (“Inspirato”) and Thayer Ventures Acquisition Corporation (“Thayer”) pursuant to the terms of that certain Business Combination Agreement, dated as of June 30, 2021 (the “Business Combination Agreement”).

INSPIRATO REAL ESTATE LAUNCH ARTICLES

Benzinga

EXCLUSIVE: SPAC Merger Partner Inspirato Launches Real Estate Platform

By Vandana Singh

September 14, 2021

•	Luxury travel subscription firm Inspirato LLC has launched Inspirato Real Estate to enhance its supply pipeline by leasing luxury vacation homes from buyers.

•	Inspirato is going public via a reverse SPAC merger with Thayer Ventures Acquisition Corp

•	The real estate platform matches buyers with a curated selection of vacation homes to enhance Inspirato’s supply pipeline and deliver more choices for Inspirato subscribers.

•	Launched as a new consumer-facing brand, Inspirato Real Estate offers an easy way to find, buy, own, and enjoy a luxury vacation home, the Company says.

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Prospective buyers explore a collection of properties directly on the Inspirato Real Estate website. Once the buyers decide where to buy, Inspirato Real Estate’s team assists them, including connecting them to a local real estate professional.

•	Before closing, the buyers receive a personalized lease overview and financial return profile for the chosen property.

•	At closing, they lease their new home to Inspirato and remove the worry and uncertainty of luxury vacation homeownership.

•	At launch, Inspirato Real Estate is presenting a selection of properties in more than 50 destinations.

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DealFlow’s SPAC News

SPAC Merger Partner Inspirato Launches Real Estate Platform: Report

September 14, 2021

Luxury travel subscription firm Inspirato has launched Inspirato Real Estate to enhance its supply pipeline by leasing luxury vacation homes from buyers, Benzinga reports.

Inspirato is going public via a reverse SPAC merger with Thayer Ventures Acquisition. Announced in June, the deal is valued at $1.1 billion. Inspirato will receive approximately $260 million of net cash proceeds, assuming no redemptions. Read more.

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HOTELS

Inspirato launches real estate business

By Jeff Weinstein

September 14, 2021

Luxury travel subscription company Inspirato has announced a major strategic initiative to accelerate expansion of its growing portfolio with the launch of Inspirato Real Estate, which will assist potential vacation home buyers find a property to acquire and then lease back to Inspirato.

“We launched Inspirato Real Estate to add another dimension to our strategy to grow our Inspirato residence portfolio, so that we can offer more choices to Inspirato subscribers,” Founder and CEO Brent Handler told HOTELS on Tuesday. “Over time we realized that in addition to providing travelers with exceptional service and certainty for their vacations, we also deliver a valuable service to our residence landlord partners by providing them with a worry-free ownership experience available nowhere else. This is due to the fact that our homes are available exclusively to our closed network of Inspirato subscribers, a highly affluent, built-in audience with predictable booking patterns, which enables us to invest in and take care of our landlord partner’s homes like no one else.”

Inspirato leadership would not divulge a specific amount invested in the new venture, but did say it is investing significantly. “We have built an extensive broker partner network to provide local market expertise,” Handler said. “We have built up our own internal team to ensure we have expertise to work with families to help them find their perfect vacation home with the right balance of lifestyle benefits and investment return. And we are investing in marketing to build awareness about the Inspirato Real Estate value proposition to prospective home buyers.”

Launched in 2011, Inspirato is expected to go public in the fourth quarter of this year in a blank-check merger with Thayer Ventures Acquisition Corp. The deal gives the combined company an estimated enterprise value of US$1.1 billion. In addition to the special-purpose acquisition company merger, a private investment in public equity will contribute about $100 million to the deal.

Prospective buyers explore a vetted collection of properties in dozens of vacation destinations directly on the Inspirato Real Estate website. Once they decide where to buy, Inspirato Real Estate’s team connects them to a local real estate professional. Prior to closing, they receive a personalized lease overview and financial return profile, including a net income projection for their chosen property. At closing, they lease their new home to Inspirato.

Casa Cabrilla, Los Cabos, Mexico, is part of the Inspirato portfolio

The benefits for buyers, according to Inspirato:

•	Leases (typically five years) that provide for predictable fixed rental income regardless of bookings.

•	Flexible owner usage plans with services like daily housekeeping and onsite concierge.

•	24/7 property management, including everything from marketing and booking to guest service, housekeeping, bill payment and maintenance.

•	Pro-active planning and improvements to help maximize property value.

•	A complimentary Inspirato Club subscription, with members-only rates for travel throughout Inspirato’s portfolio of 385 luxury vacation homes in the U.S., Mexico, the Caribbean and Europe.

At launch, Inspirato Real Estate is presenting a selection of properties in more than 50 luxury vacation destinations including Vail, Colorado; the California wine country; Park City, Utah; Scottsdale, Arizona; Rosemary Beach, Florida; and Los Cabos, Mexico.

Existing homeowners can submit their properties for consideration for the Inspirato portfolio and, if accepted, are eligible to receive the same benefits as new buyers, including a lease that provides for fixed rental income.

Inspirato connects buyers with local real estate partners to help them select and close on their vacation home, charging no fees directly to the buyer. “To the contrary, when we lease their home for our portfolio, we pay buyers predictable fixed rental income,” Handler said. “When a buyer purchases one of our featured homes and leases it to us, we provide them with fixed rental income and cover full property management services – there are no ongoing fees for the buyer.”

Unlike typical online broker sites, under Inspirato leases, Handler said it pays rent each month regardless of bookings. “We work with each buyer to help them achieve their specific goals. As a result, the return profile is different for each home, and varies by market, asset type, desired owner usage, and other factors,” he said. “Our goal is to provide the best possible total return for buyers through the benefits provided by our Inspirato lease, which include a fixed rental return greater than market due to our built-in demand base, expert property management service to help maximize appreciation, and flexible owner usage together with a complimentary Inspirato Club subscription.”

The goals outlined by Inspirato on this venture is help it meaningfully increase the pace at which they add new residences to the Inspirato portfolio. “This includes building additional scale in our existing core destinations, and also adding new destinations for our subscribers to visit with us,” Handler said.

The biggest challenge? Markets are tight in many luxury real estate destinations right now, according to Handler. “Homes often go under contract with multiple offers the first day they are listed,” he said. “So, we need to ensure our team is vigilant, educated, and highly responsive.”

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Denver Business Journal

Luxury travel firm launches new real estate division to grow portfolio

By Ed Sealover

September 14, 2021

A Beaver Creek home that is part of Inspirato’s portfolio

As it prepares to become publicly traded later this year, luxury travel firm Inspirato is adding a new facet to its business that officials believe could grow its number of properties by more than 50% and boost its appeal as the club of choice for more potential customers.

On Tuesday, the Denver-based company launched Inspirato Real Estate, through which it will seek to connect potential purchasers of luxury properties to homes and condos already on the market with the goal of getting those buyers to add the properties to its portfolio. The site lists properties that are for sale in 19 states, two U.S. territories and eight foreign countries that Inspirato would like to manage and offers minimum annual leasing revenue that the company would guarantee to the potential homeowners.

The move is an outgrowth from what Inspirato has been doing since founder and CEO Brent Handler launched the firm in 2010. Inspirato currently manages, staffs and maintains exclusive luxury vacation homes that club members can access for a nightly fee. The company differentiates itself from other luxury travel clubs because rather than buying homes throughout the Western Hemisphere, it leases the properties and controls the experiences by managing them tightly, offering buy-in to the club at slightly lower rates than some of its competitors.

But by putting up a specific website and going so far as to identify hundreds of properties it would accept into its portfolio, Handler believes Inspirato is creating almost a one-stop service that will attract real-estate purchasers who know they immediately can generate revenue. And during an 11 a.m. interview Tuesday, he said that he’d already received “hundreds” of responses in just the first two hours the website had gone up, using only email to notify potential partners rather than a marketing campaign that he intends to launch Wednesday.

“My estimate is we will grow the portfolio rapidly,” Handler said. “It is infinitely harder to find houses than to find members … It’s a demand-driven market. So, when you bring on inventory, you become a differentiated product.”

Brent Handler, founder and CEO of Inspirato, at Common Grounds

Inspirato now has a collection of some 385 properties that members reserve and rent, and the company is on pace to generate $220 million in revenue in 2021. But its 2022 plan calls for $366 million in revenue — a 66.4% increase — and to achieve that goal it most boost its supply of housing significantly to accommodate more customers and more bookings.

Inspirato took a big hit at the start of the coronavirus pandemic, laying off 100 of its roughly 600 employees and seeing demand fall to nearly nothing for about three months. But since the end of May last year, demand and revenue have grown substantially, as more high-net-worth travelers are eschewing shared spaces like hotels in favor of homes where they can vacation in locations from Breckenridge to the Bahamas.

The company has raised some $85 million over the past 11 years and has substantial cash reserves on its balance sheet to fund the home-leasing spree that Handler is hoping Inspirato Real Estate will launch. But it also announced in June that it will go public sometime in the final quarter of this year through a merger with special purpose acquisition company Thayer Ventures Acquisition Corp. (Nasdaq: TVAC) that pinpoints the estimated value of the combined company at $1.1 billion.

Forward-Looking Statements

This document may contain a number of “forward-looking statements.” Forward-looking statements include information concerning Thayer’s or Inspirato’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether this proposed business combination will generate returns for shareholders. These forward-looking statements are based on Thayer’s or Inspirato’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this document, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Thayer’s or Inspirato’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement and the proposed business combination contemplated thereby; (b) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Thayer or other conditions to closing in the Business Combination Agreement; (c) the ability to meet Nasdaq’s listing standards following the consummation of the proposed business combination; (d) the inability to complete the private placement into Thayer; (e) the risk that the proposed business combination disrupts current plans and operations of Inspirato or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed business combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the U.S. Securities and Exchange Commission’s (the “SEC”) recently released statement on accounting and reporting considerations for warrants in special purpose acquisition companies (“SPACs”)) which could result in the need for Thayer to restate its historical financial statements and cause unforeseen delays in the timing of the business combination and negatively impact the trading price of Thayer’s securities and the attractiveness of the business combination to investors; (i) the possibility that Inspirato may be adversely affected by other economic, business and/or competitive factors; (j) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (k) the risk of downturns in the travel and hospitality industry, including residual effects of the COVID-19 pandemic; and (l) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 referenced above and discussed below and other documents filed by Thayer from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Except as required by law, neither Thayer nor Inspirato undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in Thayer’s reports filed with the SEC and available at the SEC’s website at www.sec.gov.

Additional Information and Where to Find It

In connection with the proposed business combination, Thayer intends to file a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement and prospectus with respect to Thayer’s securities to be issued in connection with the proposed business combination that also constitutes a preliminary prospectus of Thayer and will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/prospectus contained therein, when it is declared effective by the SEC, will contain important information about the proposed business combination and the other matters to be voted upon at a meeting of Thayer’s shareholders to be held to approve the proposed business combination and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, Thayer’s shareholders and other interested persons are advised to read, when available, the Registration Statement and the proxy statement/prospectus, as well as any amendments or supplements thereto, and all other relevant documents filed or that will be filed with the SEC because they will contain important information about the proposed business combination. When available, the definitive proxy statement/prospectus will be mailed to Thayer shareholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at the Special Meeting. Thayer shareholders will also be able to obtain copies of the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to TVAC@mzgroup.us.

The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in Solicitation

Thayer, Inspirato and their respective directors and officers may be deemed participants in the solicitation of proxies of Thayer shareholders in connection with the proposed business combination. Thayer shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Thayer in Thayer’s Annual Report on Form 10-K/A for the year ended December 31, 2020, as amended, which has been filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Thayer shareholders in connection with the proposed business combination and other matters to be voted upon at the Special Meeting will be set forth in the Registration Statement for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the Registration Statement that Thayer intends to file with the SEC.

Disclaimer

This communication is for informational purposes only and shall not constitute an offer to sell, a solicitation of a proxy, consent or authorization or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.